Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, Michigan 48126

(313) 594-9876

December 5, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Errett, Special Counsel

Re:                                                           Ford Credit Floorplan Master Owner Trust A

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 23, 2012

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 333-171922-02

Mr. Errett:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Co-Registrants”) and Ford Credit Floorplan Master Owner Trust A and in response to the letter, dated November 27, 2012, from the staff of the Securities and Exchange Commission to Brian E. Schaaf, Assistant Treasurer, we submit the following in response to your questions.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Co-Registrants’ responses.  The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter.  Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Co-Registrants.

General

1.                                      We note your response to comment 1 of our letter dated October 31, 2012.  Since each series of asset-backed securities are issued from the same issuing entity, Ford Credit Floorplan Master Owner Trust A, all filings related to an issuance of asset-backed securities from that issuing entity, including all offering documents and periodic reports, should be filed under the same CIK number.  Therefore, please confirm that future filings related to issuances of asset-backed securities from Ford Credit Floorplan Master Owner Trust A will be made under its CIK number (0001159408).

We confirm that future filings related to issuances of asset-backed securities from Ford Credit Floorplan Master Owner Trust A will be made under its CIK number (0001159408).

*  *  *  *

We look forward to receiving any additional comments and questions you may have on our registration statement and related periodic filings.

Please call me at (313) 594-9876 if you have any questions about our response letter or if you require any additional information.

Sincerely,

/s/ Susan J. Thomas
Susan J. Thomas

cc:                              Joseph P. Topolski, Katten Muchin Rosenman LLP